UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

SYBRON DENTAL SPECIALTIES, INC.

(Name of Subject Company)

SYBRON DENTAL SPECIALTIES, INC.

(Name of Person Filing Statement)

Common Stock, Par Value $.01 Per Share

(including the associated preferred stock purchase rights)

(Title of Class of Securities)

871142105

(CUSIP Number of Class of Securities)

Stephen J. Tomassi

Vice President—General Counsel and Secretary

Sybron Dental Specialties, Inc.

100 Bayview Circle, Suite 6000

Newport Beach, CA 92660

(949) 255-8700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Ray La Soya Hughes Hubbard & Reed LLP 350 South Grand Avenue Los Angeles, California 90071-3442 (213) 613-2800	Bruce C. Davidson Quarles & Brady LLP 411 East Wisconsin Avenue Milwaukee, Wisconsin 53202 (414) 277-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on April 19, 2006 and amended on April 26, 2006, by Sybron Dental Specialties, Inc., a Delaware corporation (the “Company”), relating to the tender offer by Smile Acquisition Corp. (“Purchaser”), a Delaware corporation and an indirect wholly-owned subsidiary of Danaher Corporation, a Delaware corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO dated April 18, 2006 and filed with the SEC, as amended, to purchase all of the issued and outstanding shares of common stock, par value $.01 per share, including the associated preferred stock purchase rights (the “Rights”) (which Rights together with the shares of the Company’s common stock are hereinafter referred to as the “Shares” or the “Common Shares”) at a purchase price of $47.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase, dated April 18, 2006, and in the related Letter of Transmittal. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Statement.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Item 4 is hereby amended and supplemented by adding the following new paragraphs immediately after the last paragraph of the section captioned “(c) Reasons for the Recommendation” and immediately before the section captioned “(d) Intent to Tender” in Item 4:

“Opinion of Credit Suisse Securities (USA) LLC

Credit Suisse acted as financial advisor to the Company in connection with the proposed Offer and Merger (referred herein as the Transaction). In connection with the engagement of Credit Suisse, our Board of Directors requested that Credit Suisse evaluate the fairness, from a financial point of view, to the holders of Shares, other than Parent and its affiliates, of the consideration to be received by such stockholders pursuant to the Transaction. On April 11, 2006, at a meeting of our Board of Directors held to evaluate the Transaction, Credit Suisse delivered to the Board of Directors an oral opinion, which opinion was subsequently confirmed by delivery of a written opinion dated the same date, to the effect that, as of that date and based upon and subject to the assumptions, qualifications, limitations and other matters set forth in its opinion, the consideration to be received by the holders of Shares, other than Parent and its affiliates, pursuant to the Transaction was fair, from a financial point of view, to such stockholders.

The full text of the written opinion of Credit Suisse, dated April 11, 2006, which sets forth the assumptions made, procedures followed, matters considered and limitations and other qualifications on the scope of the review undertaken in rendering its opinion, is attached as Annex II to the Statement and is incorporated herein by reference in its entirety. The opinion of Credit Suisse is addressed to our Board, relates only to the fairness, from a financial point of view, to the holders of Shares other than Parent and its affiliates of the consideration to be received by such stockholders pursuant to the Offer and the Merger, and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender Shares pursuant to the Offer or as to how such stockholder should vote or act on any matter relating to the Merger. Holders of Shares are urged to read such opinion carefully in its entirety. Credit Suisse’s opinion does not address the merits of the Transaction as compared to any alternative transactions or strategies that may be available to the Company and, in particular, does not address the relative merits of any transactions proposed by third parties as compared to the Transaction, nor does it address the Company’s underlying decision to proceed with the Transaction rather than any other transaction or strategy.

In preparing its opinion to our Board of Directors, Credit Suisse performed a variety of financial and other analyses, including those described below. The summary of the results of Credit Suisse’s analyses described below is not a complete description of the analyses underlying Credit Suisse’s opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of those analytic methods to the unique facts and circumstances presented. As a consequence, a fairness opinion is not readily susceptible to partial analysis or summary description. Credit Suisse arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw conclusions in isolation from or with regard to any individual analytic method or factor. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of its analyses and opinion.

In performing its analyses, Credit Suisse considered general business, economic, industry and market performance and conditions (financial and otherwise) and other matters, many of which are beyond the control of the Company. No company, transaction or business used in Credit Suisse’s analyses as a comparison is identical to the Company or the proposed Transaction, and while the results of each analysis are taken into account in reaching its overall conclusion with respect to fairness, Credit Suisse does not make separate or quantifiable judgments regarding individual analyses. The ranges of values indicated by any particular analysis are illustrative and not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of the Company. Accordingly, the estimates used in, and the results derived from, Credit Suisse’s analyses are inherently subject to substantial uncertainty. Credit Suisse’s opinion and financial and other analyses were provided to our Board of Directors in connection with its consideration of the proposed Offer and Merger and were only one of many factors considered by our Board of Directors in evaluating the proposed Transaction. Neither Credit Suisse’s opinion nor its analyses were determinative of the consideration to be paid in the Offer or the Merger or of the views of our Board of Directors or management with respect to the proposed Offer and Merger.

The following summary of the results of certain financial and other analyses presented by Credit Suisse to our Board of Directors, in connection with Credit Suisse’s opinion dated April 11, 2006, does not purport to summarize all of the analyses performed by Credit Suisse and is qualified by reference to the full text of Credit Suisse’s opinion.

For purposes of its analyses, Credit Suisse utilized two sets of financial forecasts: (a) a base case scenario, based on management projections, as adjusted to reflect one recently announced and one contemplated acquisition and (b) an acquisition case scenario using the base case, as adjusted to reflect continued acquisitions consistent with past practice. For purposes of the analyses, the Company’s net debt as of December 31, 2005 was adjusted to reflect the two acquisitions referred to under the base case scenario.

Selected Companies Analysis

Using publicly available financial data, including publicly available research analyst estimates, Credit Suisse calculated multiples of enterprise value and multiples of per share equity value to certain financial data for selected companies that manufacture dental products (the “Selected Dental Product Companies”) and selected companies that produce medical products and supplies (the “Selected Medical Products Companies”) that Credit Suisse deemed similar to the Company in one or more respects.

The Selected Dental Products Companies were:

•	Dentsply International Inc.
•	Align Technology, Inc.
•	Young Innovations, Inc.

The Selected Medical Products Companies were:

•	C. R. Bard, Inc.
•	Hospira, Inc.

•	Advanced Medical Optics, Inc.
•	Edwards Lifesciences Corporation
•	Haemonetics Corporation
•	Viasys Healthcare Inc.
•	DJ Orthopedics, Inc.
•	Vital Signs, Inc.

Credit Suisse then applied ranges of selected multiples indicated by the selected companies analyses to corresponding financial data for the Company based on estimates provided by the management of the Company under the base case and the acquisition case. That analysis indicated an implied reference range value per Share of $39.00 to $43.50 as compared to the proposed Transaction consideration of $47.00 per Share.

Selected Transactions Analysis

Using publicly available financial data and other information relating to selected transactions involving selected companies Credit Suisse deemed similar to the proposed Transaction in one or more respects, Credit Suisse calculated multiples of transaction value to certain financial data for selected transactions involving dental product companies (the “Selected Dental Products Transactions”) and selected transactions involving medical products and supply companies (the “Selected Medical Products Transactions”).

The Selected Dental Products Transactions were:

Acquiror	Target
Sirona Dental Systems GmbH	Schick Technologies, Inc.
Madison Dearborn Partners, LLC	Sirona Dental Systems GmbH
Danaher Corporation	Kaltenbach & Voigt GmbH & Co. KG
Danaher Corporation	Gendex Dental Systems
EQT Partners AB	Sirona Dental Systems GmbH
Dentsply International Inc.	Degussa Dental GmbH & Co. KG
Dentsply International Inc.	Friadent GmbH
3M Company	ESPE Dental AG
Sulzer Medica USA Holding Co.	Core Vent Corp./Paragon Implant Company
Biomet, Inc.	Implant Innovations, Inc.
Nobel Biocare USA, Inc.	Steri-Oss, Inc
Permira Advisers Ltd./SV Life Sciences Advisers LLP	Sirona Dental Systems GmbH

The Selected Medical Products Transactions were:

Acquiror	Target
dj Orthopedics, Inc.	Aircast Incorporated
Angiotech Pharmaceuticals, Inc.	American Medical Instruments Hldgs, Inc.
Kohlberg Kravis Roberts & Co.	Accellent Inc.
Ossur Hf.	Royce Medical Holdings Inc
Gyrus Group PLC	American Cystoscope Makers, Inc.
Smiths Group plc	Medex, Inc.
Tailwind Capital Partners	Aircast Incorporated
Teleflex lncorporated	Hudson Respiratory Care, Inc.
UTI Corp.	MedSource Technologies Inc.
Danaher Corporation	Radiometer A/S
Orthofix International NV	Breg, Inc.
Patterson Companies, Inc.	AbilityOne Products Corp.
Medex, Inc.	Jelco Inc.
Ciba Vision Corp. (Novartis)	Wesley Jessen VisionCare, Inc.
Fox Paine & Company, LLC	Maxxim Medical, Inc.
Carlyle Group LP	Empi Inc.

Kimberly-Clark Corporation	Safeskin Corporation
Kimberly-Clark Corporation	Ballard Medical Products
Maxxim Medical, Inc.	Circon Corp.
Cardinal Health, Inc.	Allegiance Corp.
Tyco International Ltd	U.S. Surgical Corporation
Tyco International Ltd	Sherwood-Davis & Geck
U.S. Surgical Corporation	Valleylab
Conmed Corp.	Linvatec Corporation
Kimberly-Clark Corporation	TECNOL Medical Products, Inc.

Credit Suisse then applied ranges of selected multiples indicated by the selected transactions analyses to corresponding historical financial data for the Company, as adjusted to reflect one recently announced and one contemplated acquisition. That analysis indicated an implied reference range value per Share of $36.00 to $43.00 as compared to the proposed Transaction consideration of $47.00 per Share.

Discounted Cash Flow Analysis

Credit Suisse calculated the present value of the Company’s unlevered, after-tax free cash flows using projected cash flows under the base case and the acquisition case for fiscal years 2006 through 2011 (excluding the first fiscal quarter of 2006), applying terminal multiples ranging from 10.5x to 12.5x to the Company’s projected earnings before interest, taxes, depreciation and amortization for 2011, and discounting the resulting amounts using discount rates ranging from 10.5% to 11.5%. Those analyses indicated an implied reference range value per Share of $39.00 to $45.00 for the base case and $41.50 to $48.50 for the acquisition case as compared to the proposed Transaction consideration of $47.00 per Share.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SYBRON DENTAL SPECIALTIES, INC.

Dated: May 3, 2006	By:	/s/ STEPHEN J. TOMASSI
Stephen J. Tomassi Vice President - General Counsel and Secretary

Exhibit Index

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated April 18, 2006 (incorporated herein by reference to Exhibit (a)(1)(A) of Schedule TO).

(a)(1)(B)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) of Schedule TO).

(a)(1)(C)	Letter to Stockholders of the Company dated April 19, 2006.*

(a)(1)(D)	Joint Press release issued by Parent and the Company on April 12, 2006 (incorporated herein by reference to Exhibit 99.1 of Form 8-K filed by the Company on April 12, 2006).

(a)(1)(E)	Complaint titled Dolphin Limited Partnership I, L.P. et al. v. Sybron Dental Specialties, Inc. et al., filed on April 24, 2006, in the Superior Court of the State of California, County of Orange, Case No. 06CC00082.**

(e)(1)	Agreement and Plan of Merger, dated as of April 12, 2006, among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit 2.1 of Form 8-K filed by the Company on April 12, 2006).

(e)(2)	Confidentiality Agreement between Parent and the Company dated as of March 13, 2006.**

Annex I	Information Statement.*

Annex II	Fairness Opinion of Credit Suisse Securities (USA) LLC dated April 11, 2006.*

*	Included with the Statement mailed to the Stockholders of the Company.
**	Previously filed.

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